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 Pelephone Chooses TTI Telecom's Fault Management Solution for its UMTS Network

Rosh Ha'ayin, Israel, October 28, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today that it has been chosen by Pelephone, the leading 3G mobile service provider in Israel, to provide the Fault Management solution for the operator's UMTS network. The solution expands upon Pelephone's current OSS solution, also provided by TTI Telecom in 1996, which manages CDMA 1xRTT and EVDO based on Nortel and Motorola products.

The project commenced in early 2008, and two of the phases have already been delivered. It is expected to be completed by end of 2008. The project will allow Pelephone to utilize TTI Telecom's key modules from the Fault Management product line including Netrac FaM Cruiser, Correlation Engine and FaultPro to manage both UMTS and CDMA networks. In addition, the solution will incorporate Pelephone's network configuration information to allow schematic views and topology-based correlation.
Pelephone is the only mobile operator in Israel offering customers an advanced EVDO network based on CDMA digital technology. The company is about to launch a second network in early 2009 based on the Ericsson 3.75G HSDPA and HSUPA technology. The network will become operational across Israel from day one.

Commenting on the news, Tal Sharon, TTI Telecom's General Manager, Regional Business Unit Israel, said, "Many years of cooperation with Pelephone will now expand to cover its UMTS network in Israel. This contract continues our long term achievements in managing complex mobile networks, and we are confident in our ability to meet Pelephone's high expectations."

"The decision to choose TTI Telecom came after a thorough evaluation of other leading OSS vendors within the industry. Our goal is to achieve the optimum combination of mobile technologies, with minimum customer disruption, under the same cross-domain management platform. We count on TTI Telecom to help us achieve that goal," said Meir Aladgem, Director of Network Engineering at Pelephone. "The project will enable Pelephone to leverage Netrac's newest capabilities introduced for the UMTS domain to efficiently manage our current service offering."




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About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac-branded portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that gives customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
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About Pelephone Communications Ltd
Pelephone Communications Ltd is a leading cellular communications provider in Israel, with more than 2.6 million subscribers. Pelephone is the leading 3G mobile service provider in Israel with 1 million customers. The company has been fully owned (100%) by Bezeq, the largest and leading telecommunications corporation in Israel. As the nation's first cellular operator, Pelephone pioneered Israel's cellular communications revolution, resulting in one of the world's highest market penetrations of mobile phones. Pelephone offers its customers a large variety of targeted and innovative content and services.

For more information, please visit http://www.pelephone.co.il/english_index.asp
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Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

TTI Telecom
Yaron Eisenstein, Marketing Director
+972-3-926-9700
Fax: +972-3-922-1249
info@tti-telecom.com
www.tti-telecom.com


KCSA Strategic Communications Investor Relations
Marybeth Csaby
212-896-1236
mcsaby@kcsa.com
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Meghan Garrity
212-896-1224
mgarrity@kcsa.com
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